HIVE Announces Transformative Acquisition of 8.6 EH/s of Bitmain S21+ Hydro Chips, Projecting 15 EH/s by Summer 2025, Driving $300 Million Revenue and 2% of Global Bitcoin Mining Network

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 3, 2024 to its short form base shelf prospectus dated September 11, 2024.

Vancouver, British Columbia--(Newsfile Corp. - December 3, 2024) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (referred to as the "Company" or "HIVE"), a global leader in sustainable blockchain infrastructure, is thrilled to announce a transformative step forward with the acquisition of 8.6 EH/s of Bitmain S21+ Hydros. This purchase will increase HIVE's Bitcoin mining hashrate to 15 EH/s of high-margin, self-mining capacity by summer 2025. These state-of-the-art miners deliver an industry-leading efficiency of 15 J/TH and 319 TH/s per unit, which will be powered by HIVE's green energy infrastructure in Paraguay (all amounts in US dollars, unless otherwise indicated).

Frank Holmes, Executive Chairman of HIVE, stated: "Once fully deployed, our strategic expansion to 15 EH/s will propel HIVE to over $300 million in annualized revenue and deliver more than $200 million in mining margin, based on current mining economics. At 2% of the Bitcoin network's total hashrate, we expect to produce approximately 9 Bitcoin per day at the current difficulty level, supporting HIVE's clear vision for scaling our operations while sourcing green hydro energy and driving significant value for shareholders."

Order Summary

HIVE's initial order comprises 13,480 units, representing 4.3 EH/s of hashrate capacity, scheduled for delivery in April and May 2025. This acquisition was secured at an exceptionally competitive price of $14/TH.

Additionally, the Company has a call option to purchase an additional 13,480 units within one year, bringing the potential total order to 26,960 units, or 8.6 EH/s of cutting-edge mining capacity.

By Q1 2025, HIVE will achieve a hashrate of 6.4 EH/s following the internal upgrades of its existing 30 J/TH fleet and the installation of 11,500 Canaan Avalon units. These upgrades will elevate the Company's global mining efficiency to 19.5 J/TH. Upon full execution and installation of the Bitmain order, HIVE will reach 15 EH/s of global hashrate capacity, with a blended fleet efficiency of 17 J/TH.

Optimized Mining Economics

HIVE's CEO and President, Aydin Kilic, commented: "Our primary focus is delivering exceptional ROI for our shareholders. This strategic purchase and deployment of highly efficient 15 J/TH miners in Paraguay will significantly enhance our profitability and substantially lower our Bitcoin mining break-even point at current difficulty levels."

Mr. Kilic continued, "With this deployment, we project an ROI of approximately 10 months, taking into account current hashrate economics of $60/PH per day after accounting for electrical and direct operating costs. This positions HIVE for strong profitability and sustainable long-term growth."

Field Research and Regional Efficiency

Comprehensive field analysis confirms that hydro ASIC miners perform exceptionally well in Paraguay's environmental conditions of heat and humidity. Bitmain's innovative hydro cooling technology has demonstrated strong reliability while reducing capital expenditure per megawatt of new infrastructure development. This strengthens the ROI of HIVE's green-energy-powered mining initiatives in Paraguay.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. is a pioneering technology company focused on advancing sustainable blockchain and AI infrastructure powered by green energy. HIVE was the first cryptocurrency miner to go public on the TSX Venture Exchange in 2017 and is committed to reducing environmental impact and optimizing operational efficiency. With data centers in Canada, Sweden, and soon Paraguay, HIVE is a global leader in digital asset mining and AI computing solutions.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast

Director of Marketing and Branding

Frank Holmes

Executive Chairman

HIVE Digital Technologies Ltd.

Aydin Kilic

President & CEO

HIVE Digital Technologies Ltd

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: business goals and objectives of the Company; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

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